UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Plymouth Industrial REIT, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

729640102

(CUSIP Number)

August 26, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON TSSP Sub-Fund HoldCo, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,988,049*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,988,049*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,988,049*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON OO

*	See Item 4

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1	NAME OF REPORTING PERSON Alan Waxman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,988,049*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,988,049*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,988,049*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%*
12	TYPE OF REPORTING PERSON IN, HC

*	See Item 4

CUSIP No. 729640102	Schedule 13G	Page 3 of 7

Item 1 (a).	Name of Issuer:

Plymouth Industrial REIT, Inc. (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

20 Custom House Street, 11th Floor, Boston, MA 02110

Item 2 (a).	Name of Person Filing:

This Schedule 13G is being filed jointly by TSSP Sub-Fund HoldCo, LLC (“Sub-Fund Holdco”) and Alan Waxman (“Mr. Waxman” and each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The principal business address of Sub-Fund HoldCo is as follows:

c/o Sixth Street Partners, LLC

2100 McKinney Avenue

Suite 1500

Dallas, TX 75201

The principal business address of Mr. Waxman is as follows:

c/o Sixth Street Partners, LLC

1 Letterman Drive, Building B, Suite B6-100

San Francisco, CA 94129

Item 2 (c).	Citizenship:

Sub-Fund HoldCo is organized under the laws of the State of Delaware. Mr. Waxman is a citizen of the United States.

Item 2 (d).	Title of Class of Securities:

Shares of common stock, par value $0.01 per share (“Common Stock”).

Item 2 (e).	CUSIP Number:

729640102

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Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership

(a) Amount Beneficially Owned:

Each of the Reporting Persons may be deemed to be the beneficial owner of the Common Stock listed on such Reporting Person’s cover page.

The securities reported herein are held of record by Isosceles Investments, LLC, a Delaware limited liability company (“Isosceles”). As of the date hereof, Isosceles directly holds warrants (“Warrants”) that are exercisable for 11,760,000 operating partnership units of Plymouth Industrial OP, LP (“OP Units”), the Issuer’s subsidiary, subject to the Ownership Limitation (as defined below). The OP Units are redeemable for cash or, at the election of the Issuer, shares of Common Stock.

Sub-Fund HoldCo is the sole member of TAO SPV GP, LLC, a Delaware limited liability company, which is the manager of Isosceles, which directly holds the securities reported herein. Sub-Fund Holdco is managed by its sole member, whose managing member is Mr. Waxman. Because of Sub-Fund HoldCo’s and/or Mr. Waxman’s relationship to Isosceles, Sub-Fund Holdco and/or Mr. Waxman may be deemed to beneficially own the securities held by Isosceles. Each of Sub-Fund HoldCo and Mr. Waxman disclaims beneficial ownership of the securities held by Isosceles.

The number of shares of Common Stock into which the Warrants are exercisable is limited pursuant to the terms of such Warrants to that number of shares of Common Stock that would result in the Reporting Persons and their affiliates having aggregate beneficial ownership of more than 9.9% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”). In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any exercise of the Warrants to the extent that such exercise would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation. Due to the Ownership Limitation, as of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to the remaining 6,771,951 shares of Common Stock into which such Warrants would otherwise be exercisable.

(b) Percent of Class

The information set forth in Row 11 on the cover page for each of Sub-Fund HoldCo and Mr. Waxman is hereby incorporated by reference into this Item 4(b) for each such person.

Calculation of the percentage of Common Stock beneficially owned is based upon 50,384,335 shares of Common Stock outstanding as of August 26, 2024, which includes (i) 45,396,286 shares of Common Stock outstanding as of July 29, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on July 31, 2024, and (ii) 4,988,049 shares of Common Stock issuable upon exchange of an equal number of OP Units, which OP Units may be acquired upon exercise of the Warrants beneficially owned by Sub-Fund HoldCo (subject to the Ownership Limitation).

(c) Number of shares as to which such person has:

The information set forth in Rows 5 through 8 on the cover page for each of Sub-Fund HoldCo and Mr. Waxman is hereby incorporated by reference into this Item 4(b) for each such person. (i) Sole power to vote or to direct the vote

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Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2024

TSSP Sub-Fund HoldCo, LLC

By:	/s/ Joshua Peck
Name:	Joshua Peck
Title:	Vice President

Alan Waxman

By:	/s/ Joshua Peck
Name:	Joshua Peck, on behalf of Alan Waxman (*)

(*)	Joshua Peck is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated June 15, 2023, filed herewith.

CUSIP No. 729640102	Schedule 13G	Page 7 of 7

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (filed herewith).

Exhibit 2	Authorization and Designation Letter, dated June 15, 2023, by Alan Waxman (filed herewith).